SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

KemPharm, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

488445107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Travis C. Mickle
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,206,268 shares (1)
	6.	Shared Voting Power 312,648 shares (2)
	7.	Sole Dispositive Power 2,206,268 shares (1)
	8.	Shared Dispositive Power 312,648 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,518,916 shares (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 17.2% (3)
12.	Type of Reporting Person (see instructions) IN

1.

Consists of 1,647,806 shares held directly by Travis C. Mickle (“Dr. Mickle”), 243,880 shares held by the Christal M.M. Mickle 2015 Gift Trust u/d/p July 21, 2015, for which Dr. Mickle serves as trustee, and 314,582 shares which Dr. Mickle has the right to acquire within sixty days of December 31, 2017 upon exercise of outstanding stock options.

2.

Consists of 100,604 shares held jointly with Dr. Mickle’s spouse, Christal M.M. Mickle (“Ms. Mickle”), 53,638 shares of common stock held by the TCM Family Trust u/d/p April 30, 2009, for which Dr. Mickle and Ms. Mickle serve as co-trustees, 141,356 shares of common stock held by the Mickle Family Trust u/d/p April 30, 2009, for which Dr. Mickle and Ms. Mickle serve as co-trustees, and 17,050 shares of common stock held by Mickle Investments LLC, for which Dr. Mickle and Ms. Mickle serve as managing members.

3.	This percentage is calculated based upon 14,657,430 shares of the Issuer’s common stock outstanding as of December 31, 2017 as provided by KemPharm, Inc.

1.	Names of Reporting Persons Christal M.M. Mickle
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 262,477 shares (1)
	6.	Shared Voting Power 312,648 shares (2)
	7.	Sole Dispositive Power 262,477 shares (1)
	8.	Shared Dispositive Power 312,648 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 575,125 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.9% (3)
12.	Type of Reporting Person (see instructions) IN

1.

Consists of 33,614 shares held directly by Christal M.M. Mickle (“Ms. Mickle”), 157,197 shares held by the Travis C. Mickle 2015 Dynasty Trust u/d/p July 21, 2015, for which Ms. Mickle serves as trustee, and 71,666 shares which Ms. Mickle has the right to acquire within sixty days of December 31, 2017 upon exercise of outstanding stock options.

2.

Consists of 100,604 shares held jointly with Ms. Mickle’s spouse, Travis C. Mickle (“Dr. Mickle”), 53,638 shares of common stock held by the TCM Family Trust u/d/p April 30, 2009, for which Dr. Mickle and Ms. Mickle serve as co-trustees, 141,356 shares of common stock held by the Mickle Family Trust u/d/p April 30, 2009, for which Dr. Mickle and Ms. Mickle serve as co-trustees, and 17,050 shares of common stock held by Mickle Investments LLC, for which Dr. Mickle and Ms. Mickle serve as managing members.

3.	This percentage is calculated based upon 14,657,430 shares of the Issuer’s common stock outstanding as of December 31, 2017 as provided by KemPharm, Inc.

Item 1(a)	Name of Issuer

KemPharm, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

2500 Crosspark Road, Suite E126

Coralville, IA 52241

Item 2(a)	Name of Person Filing

Travis C. Mickle (“Dr. Mickle”)

Christal M.M. Mickle (“Ms. Mickle”)

Item 2(b)	Address of Principal Business Office or, if none, Residence

c/o KemPharm, Inc.

2500 Crosspark Road, Suite E126

Coralville, IA 52241

Item 2(c)	Citizenship

United States

Item 2(d)	Title of Class of Securities

Common Stock, $0.0001 par value

Item 2(e)	CUSIP Number

488445107

Item 3

Not applicable.

Item 4	Ownership

Holder (1)	Shares Held Directly		Sole Voting Power		Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power		Beneficial Ownership		Percentage of Class (1)

Travis C. Mickle	2,206,268	(2)	2,206,268	(2)	312,648	(3)	2,206,268	(2)	312,648	(3)	2,518,916	(2)(3)	17.2%

Christal M.M. Mickle	262,477	(4)	262,477	(4)	312,648	(3)	262,477	(4)	312,648	(3)	575,125	(3)(4)	3.9%

(1)	This percentage is calculated based upon 14,657,430 shares of the Issuer’s common stock outstanding as of December 31, 2017 as provided by KemPharm, Inc.
(2)

Consists of 1,647,806 shares held directly by Travis C. Mickle (“Dr. Mickle”), 243,880 shares held by the Christal M.M. Mickle 2015 Gift Trust u/d/p July 21, 2015, for which Dr. Mickle serves as trustee, and 314,582 shares which Dr. Mickle has the right to acquire within sixty days of December 31, 2017 upon exercise of outstanding stock options.

(3)

Consists of 100,604 shares held jointly by Dr. Mickle and his spouse, Christal M.M. Mickle (“Ms. Mickle”), 53,638 shares of common stock held by the TCM Family Trust u/d/p April 30, 2009, for which Dr. Mickle and Ms. Mickle serve as co-trustees, 141,356 shares of common stock held by the Mickle Family Trust u/d/p April 30, 2009, for which Dr. Mickle and Ms. Mickle serve as co-trustees, and 17,050 shares of common stock held by Mickle Investments LLC, for which Dr. Mickle and Ms. Mickle serve as managing members.

(4)

Consists of 33,614 shares held directly by Ms. Mickle, 157,197 shares held by the Travis C. Mickle 2015 Dynasty Trust u/d/p July 21, 2015, for which Ms. Mickle serves as trustee, and 71,666 shares which Ms. Mickle has the right to acquire within sixty days of December 31, 2017 upon exercise of outstanding stock options.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 12th day of February, 2018.

/s/ Travis C. Mickle
Travis C. Mickle, Ph.D.

/s/ Christal M.M. Mickle
Christal M.M. Mickle